FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2005
Commission File Number 1-31318

Gold Fields Limited
(Translation of registrant's name into English)

24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



MEDIA RELEASE

Gold Fields Limited
Reg. 1968/004880/06
24 St Andrews Road
Parktown, 2193

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 644-2400
Dir +27 11 644-2460
Fax +27 11 484-0639
www.goldfields.co.za

Enquires

South Africa

Willie Jacobsz
Tel +27 11 644-2630
Fax +27 11 484-0639

Nerina Bodasing
Tel +27 11 644-2460
Fax +27 11 484-0639

North America

Cheryl A Martin
Tel +1 303 796-8683
Fax +1 303 796-8293

Gold Fields releases Production Guidance for Quarter ended 30 September 2005

Johannesburg, 3 October 2005. Gold Fields Limited (GFI: JSE, NYSE) today issued revised production guidance for the quarter ended 30 September 2005.

Gold production has declined by approximately 8% to 993,000 ounces for the quarter. Between 3 and 4% of the decline is attributable to the strike experienced at the South African operations during the quarter. The balance is attributable to the international operations, reflecting comparison against out performance in the June quarter and short-term operational issues.

Production at the South African operations declined by approximately 40,000 ounces to 647,000 ounces. Driefontein and Kloof performed largely as expected with both operations impacted by the strike and Kloof experiencing continuing grade problems. As expected Beatrix experienced haulage constraints at 20 level, 4 shaft, due to smectite problems flagged during the previous quarter. These problems were corrected within the eight-week period previously indicated. Production from the affected areas returned to normal during the month of September. In addition, the impact of the strike was exacerbated at both Beatrix and Kloof due to a slower than expected start-up after the strike.

Production at the international operations declined by approximately 45,000 ounces to 346,000 ounces. The main contributors to the decline were Tarkwa and St Ives.

Tarkwa declined by approximately 18,000 ounces to 124,000 ounces (attributable). Approximately one third of the decline was as a result of a Gold in Process (GIP) release in the June quarter which changed to a GIP increase during the September quarter. The balance is owed to reduced volumes to the mill; mill feed mix issues; and an out performance of the leach pads during the June quarter, which was highlighted previously.

2/…….

Directors: C M T Thompson* (Chairman), A J Wright (Deputy Chairman), I D Cockerill† (Chief Executive Officer),K Ansah#, G J Gerwel, A Grigorian°, N J Holland† (Chief Financial Officer), J M McMahon†, G R Parker‡, R L Pennant-Rea†, P J Ryan, S Stefanovich°,T M G Sexwale, B R van Rooyen, C I von Christierson
‡American, †British, *Canadian, #Ghanaian, °Russian
Corporate Secretary: C Farrel

St Ives declined by approximately 23,000 ounces to 120,000 ounces. Roughly one third of the reduction is attributable to a planned mill shutdown and the inclusion of clean up from the old mill in the June quarter, offset by GIP moves in the mill. The other two thirds is largely attributable to a short-term reduction in the volume of high-grade ores from the underground mines, which was flagged in the previous quarter.

Damang experienced a 2.4% decline in production and Agnew a 4.6% decline, both of which were planned declines off unusually high bases during the June quarter, and were indicated during the previous guidance.

By the end of September operations had returned to normal and indications are that production is on track for a good December quarter.

ends

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 3 October 2005

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor Relations and Corporate Affairs